Delwinds Insurance Acquisition Corp.

One City Centre
1021 Main Street, Suite 1960
Houston, TX 77002

December 8, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jonathan Burr

Re:	Delwinds Insurance Acquisition Corp.
Registration Statement on Form S-1, as amended
Filed September 11, 2020
File No. 333- 248753

Dear Mr. Burr:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Delwinds Insurance Acquisition Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 4:00 p.m. EST on December 10, 2020, or as soon as thereafter practicable.

Very truly yours,

/s/ Andrew J. Poole
Andrew J. Poole
Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP
Skadden, Arps, Slate, Meagher & Flom LLP